Exhibit 99.1

SIGMA LITHIUM TO RELEASE

FIRST QUARTER 2025 RESULTS ON MAY 14, 2025

April 28, 2025. São Paulo, Brazil – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34) (“Sigma Lithium” or the “Company”), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon-neutral, socially and environmentally sustainable lithium concentrate, announces that it will release its financial results for the first quarter ended March 31, 2025 after the market closes on Wednesday, May 14, 2025.

The Company will host a conference call to discuss these results on Thursday, May 15, 2025, at 8:00 AM ET. To participate in the call, click here to register (https://mzgroup.zoom.us/webinar/register/WN_o58TIHEBSXSVaGd4enZMqQ#/registration).

The Company achieved its target production volume in 1Q25 of over 68,000 tonnes, maintaining its production cadence and demonstrating its operational capabilities as a major lithium producer, as previously disclosed in the April 4, 2025 press release. For further details, please refer to the full text of that release here (https://ir.sigmalithiumresources.com/news-releases/news-release-details/sigma-lithium-achieves-1q25-production-target-68300t-quintuple).

Sigma Lithium’s earnings press release, investor presentation, quarterly filings and links to the conference call will be available on the Company’s Investor Relations website, ir.sigmalithiumresources.com. A replay of the conference call will be available following the conclusion of the event.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide—at its Grota do Cirilo Operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain, producing Quintuple Zero Green Lithium: net-zero carbon lithium made with zero dirty power, zero potable water, zero toxic chemicals, and zero tailings dams.

Sigma Lithium currently produces 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its state-of-the-art Greentech Industrial Lithium Plant. The Company is now constructing a second plant to double production capacity to 520,000 tonnes of lithium oxide concentrate (approximately 77,000–80,000 tonnes of LCE).

For more information about Sigma Lithium, visit our website (https://sigmalithiumresources.com/)

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Irina Axenova, Vice President Investor Relations

irina.axenova@sigmalithium.com.br

Phone: +55 11 2985 0089

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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